SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

Global Sources Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

Merle A. Hinrichs

c/o Global Sources Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12

Bermuda

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrichs
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Saint Kitts and Nevis
Number of Shares Beneficially Owned by Each Reporting Party With	(7)	SOLE VOTING POWER 14,737,459
	(8)	SHARED VOTING POWER 1,522,762
	(9)	SOLE DISPOSITIVE POWER 14,737,459
	(10)	SHARED DISPOSITIVE POWER 1,522,762
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,260,221
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.16% (based on 34,480,901 Common Shares outstanding on November 18, 2013)
(14)	TYPE OF REPORTING PERSON IN, HC

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by adding the following sentence:

This Amendment No. 7 amends the Schedule 13D filed on December 8, 2003 (as amended by Amendment No. 1 on November 18, 2008 (“Amendment No. 1”), Amendment No. 2 on January 13, 2009 (“Amendment No. 2”), Amendment No. 3 on January 22, 2009 (“Amendment No. 3”) and Amendment No. 4 on August 16, 2010 (“Amendment No. 4”) and Amendment No. 5 on October 15, 2010 (“Amendment No. 5”) and Amendment No. 6 on December 23, 2011 (“Amendment No. 6”) the “Schedule 13D”).

Item 2.	Identity and Background.

The last sentence of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Party serves as the executive chairman of the Issuer and is a co-founder of its business.

The Reporting Party also serves as the chairman of the council of members (the decision-making body) and was the founder and the initial settlor of the Hinrich Foundation, a charitable foundation.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following sentence:

The purchases of Common Shares described in Item 5 were funded through the investment capital of Hinrich Investments Ltd. Since Hinrich Investments Ltd. is owned by a nominee company in trust for the Hinrich Foundation, of which the Reporting Party was the founder and the initial settlor, such purchase may also be deemed to be indirectly funded by the Reporting Party.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a) The Reporting Party is the beneficial owner of 14,737,459 Common Shares representing 42.74% of the outstanding Common Shares, and may be deemed to be the beneficial owner of 1,522,762 Common Shares representing 4.42% of the outstanding Common Shares (based on 34,480,901 Common Shares outstanding on November 18, 2013). Prior to the transfer described in clause (c) below, the Reporting Party’s beneficial ownership increased from the amount disclosed in Amendment No. 6 by 95,176 Common Shares due to the vesting of such Common Shares to the Reporting Party under the Issuer’s equity compensation plans. Prior to the transfer described in clause (c) below, the Reporting Party’s shared ownership increased from the amount disclosed in Amendment No. 6 by 339,806 Common Shares due to the gifting of such Common Shares by the Reporting Party to his wife Miriam Hinrich, on December 7, 2011. Prior to the transfer described in clause (c) below, the Reporting Party’s shared ownership increased from the amount disclosed in Amendment No. 6 by 4,028 Common Shares due to the purchasing of such Common Shares by Hinrich Investments Limited, a subsidiary of the Hinrich Foundation, on December 4, 2012.

(b) The Reporting Party has the sole power to vote and dispose 14,737,459 Common Shares beneficially owned by him, may be deemed to have shared power with his wife Miriam Hinrich to vote or direct to vote and dispose 339,806 Common Shares and may be deemed to have shared power with Hinrich Investments Limited to vote or direct to vote and dispose 1,182,956 Common Shares. The Reporting Party may be deemed to be the beneficial owner of these 1,182,956 Common Shares because Hinrich Investments Limited, the record owner of these shares, is owned by a nominee company in trust for the Hinrich Foundation, of which the Reporting Party serves as the chairman of the council of members (the decision-making body), and was the founder and the initial settlor. The Reporting Party disclaims beneficial ownership in the shares of the Issuer’s Common Shares held by his wife Miriam Hinrich and disclaims beneficial ownership in the shares of the Issuer’s Common Shares held by Hinrich Investments Limited other than through his capacity as the chairman of the council of members of the Hinrich Foundation.

(c) On October 18, 2013, Hinrich Investments Limited purchased 1,178,928 shares of the Issuer’s Common Shares from an unaffiliated third party at an average purchase price of US$7.45 per share.

(d) N/A.

(e) N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013

/s/ Merle A. Hinrichs
Merle A. Hinrichs

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)